Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Pipeline Partners, L.P.
(amounts in thousands except ratios)

	Six months ended
	June 30,		Years ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before income Tax expense	$19,192	$7,839	$25,752	$18,334	$9,639	$5,398	$8,556
Fixed charges	13,008	5,623	14,850	2,575	341	317	239
Interest capitalized	(625)	—	(77)	—	—	—	—
Amortization of previously Capitalized interest	5	—	—	—	—	—	—

Total	$31,580	$13,462	$40,525	$20,909	$9,980	$5,715	$8,795

Fixed Charges:
Interest cost and debt Expense	$12,491	$5,312	$14,175	$2,301	$258	$250	$176
Interest allocable to rental expense (1)	517	311	675	274	83	67	63

Total	$13,008	$5,623	$14,850	$2,575	$341	$317	$239

Ratio of Earnings to Fixed Charges	2.4	2.4	2.7	8.1	29.3	18.0	36.8

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

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